SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TWEETER HOME ENTERTAINMENT GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	**04-3417513**
(State or other jurisdiction	(I.R.S. Employer
of incorporation)	Identification No.)

10 Pequot Way
Canton, Massachusetts 02021
(781) 830-3000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Joseph McGuire, Chief Financial Officer
TWEETER HOME ENTERTAINMENT GROUP, INC.
10 Pequot Way
Canton, Massachusetts 02021
(781) 830-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

TIMOTHY B. BANCROFT, ESQ.
Goulston & Storrs, P.C.
400 Atlantic Avenue
Boston, Massachusetts 02110

   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

TABLE OF CONTENTS

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $.01 per share	1,557,416	$30.05	$46,800,350.80	$11,700.09

(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 on the basis of the average of the high and low prices of the registrant's common stock on June 21, 2001, as reported by the Nasdaq National Market.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Preliminary Prospectus Subject to Completion, Dated June 28, 2001

TWEETER HOME ENTERTAINMENT GROUP, INC.

1,557,416 Shares of Common Stock

This prospectus relates to the offering by the selling stockholders listed on the table beginning on page 12 of 1,557,416 shares of our common stock as follows:

This offering is not being underwritten. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

The selling stockholders acquired these shares in connection with our acquisition of all the outstanding common stock of Sound Advice, Inc.

Our common stock is traded on the Nasdaq National Market under the symbol "TWTR." On June 26, 2001, the last reported sales price for our common stock was $32.05 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is   , 2001.

The information contained in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus constitutes an offer to sell or a solicitation to buy shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery or of any sale of common stock.

INFORMATION INCORPORATED BY REFERENCE

The Securities and Exchange Commission, or SEC, allows us to "incorporate by reference" into this prospectus information in the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities offered by this prospectus have been sold or the offering is terminated:

- our Annual Report on Form 10-K for the fiscal year ended September 30, 2000;

- our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2000 and March 31, 2001;

- our Current Report on Form 8-K dated June 8, 2001; and

- the description of our stock contained in our Registration Statement on Form 8-A dated April 27, 1998 and amended on June 5, 1998.

You may request a copy of these filings at no cost, by writing or calling us at our principal executive offices located at the following address:

Tweeter Home Entertainment Group, Inc.
10 Pequot Way
Canton, Massachusetts 02021
Attention: Joseph McGuire, Chief Financial Officer
Telephone: (781) 830-3000

We will not provide exhibits to a document unless they are specifically incorporated by reference in that document.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports, proxy statements and other information, including the information incorporated by reference above, with the Securities and Exchange Commission. Investors may inspect and copy these reports, proxy statements and other information at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549 and at the Securities and Exchange Commission's regional offices at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Investors may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1 (800) SEC-0330. This information also is available at the Securities and Exchange Commission's World Wide Web site at http://www.sec.gov. This information also can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

We filed a registration statement on Form S-3 under the Securities Act of 1933 relating to the common stock offered by this prospectus with the Securities and Exchange Commission in Washington, D.C. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement, portions having been omitted from this prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; we refer you in each instance to the copy of the contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by that reference. For further information with respect to us and the common stock offered by this prospectus, we refer investors to the registration statement, the exhibits thereto and the financial statements, notes and schedules filed as a part of the registration statement.

TWEETER HOME ENTERTAINMENT GROUP, INC.

Tweeter is a specialty retailer of mid to high-end audio and video consumer electronics products. Tweeter operates 106 stores under the Tweeter and HiFi Buys names in New England, Texas, California, the Mid-Atlantic, the Southeast, greater Chicago and North Carolina. Tweeter operates in a single business segment of retailing audio and video consumer electronic products. Its stores feature an extensive selection of home and car audio systems and components, portable audio equipment, and home video products including large screen televisions, DVD players, digital satellite systems, video cassette recorders and camcorders. Tweeter differentiates itself by focusing on consumers who seek audio and video products with advanced features, functionality and performance. Tweeter does not offer consumer electronics products such as personal computers or home office equipment. Its stores display products in an inviting retail environment averaging 10,000 square feet and are staffed with attentive, knowledgeable sales personnel. Tweeter seeks to build name recognition and customer loyalty by combining a high level of service with competitive prices backed by its patented Automatic Price Protection program.

Tweeter opened its first store in 1972 in Boston under the Tweeter name and over the next two decades grew exclusively through new store openings in New England, expanding to 18 stores by 1995. In 1995, Tweeter adopted an aggressive growth strategy to (i) open new stores in current regional markets and relocate some stores to more favorable sites and (ii) selectively pursue acquisitions in new regional markets and achieve operating improvements by converting the acquired company to Tweeter's core operating model and leveraging distribution, marketing and corporate infrastructure. Tweeter completed the acquisition of:

- Bryn Mawr Radio and Television, Inc. in May 1996;

- HiFi Buys, Inc. in June 1997;

- Home Entertainment, Inc. in February 1999;

- DOW Stereo/Video, Inc. in July 1999;

- United Audio Centers, Inc. in April 2000;

- Douglas TV in October 2000;

- Video Scene, Inc. in May 2001; and

- Audio Video Systems in June 2001.

In addition, on October 4, 1999, Tweeter formed a joint venture with Cyberian Outpost, Inc. (Nasdaq: COOL), organized as Tweeter.Outpost.com, LLC, to jointly market and sell consumer electronics over the Internet. The Tweeter.Outpost.com site was launched on October 19, 1999.

On May 1, 2001, Tweeter completed the acquisition of Video Scene, Inc. dba Big Screen City. Video Scene has four stores in the greater San Diego area, and reported annual retail revenue of approximately $16 million. This transaction is being accounted for as a purchase. Tweeter paid $4.0 million in cash and issued

50,973 shares from its shelf registration filed with the Securities and Exchange Commission on April 13, 1999, and amended on December 23, 1999. The allocation of the purchase price and acquisition costs resulted in goodwill of approximately $5,000,000, which is being amortized over twenty years using the straight-line method.

On June 1, 2001, Tweeter completed the acquisition of SMK Marketing, Inc., dba Audio Video Systems. SMK Marketing has three stores in the greater Charlotte, North Carolina area, and reported annual retail revenue of approximately $15 million. This transaction is being accounted for as a purchase. Tweeter paid $3.75 million in cash and issued 40,717 shares from its shelf registration filed with the Securities and Exchange Commission on April 13, 1999, and amended on December 23, 1999. The allocation of the purchase price and acquisition costs resulted in goodwill of approximately $5,000,000, which is being amortized over twenty years using the straight-line method.

On June 4, 2001, Tweeter announced that it had entered into an Agreement and Plan of Merger dated as of June 1, 2001 among Tweeter, Sound Advice, Inc. and TWT Acquisition Corp., a Florida corporation and wholly owned subsidiary of Tweeter. In the merger, TWT Acquisition Corp. will merge with and into Sound Advice, with Sound Advice surviving the merger as a wholly owned subsidiary of Tweeter. Both Tweeter's and Sound Advice's obligations to complete the merger are subject to, among other things, approval by the Tweeter stockholders of the issuance of Tweeter shares in the merger and approval of the merger by the Sound Advice stockholders. On June 14, 2001, Tweeter filed with the SEC a Registration Statement on Form S-4 with respect to the proposed merger. On or about June 28, 2001, Tweeter and Sound Advice are mailing the Joint Proxy Statement/Prospectus, which is a part of that registration statement, to their respective stockholders containing information about the merger. This registration statement on Form S-3 is being filed to register the shares of Tweeter common stock to be issued to some Sound Advice affiliates under the merger agreement, as required by a registration rights agreement made and entered into as of June 1, 2001 among Tweeter, Sound Advice and the Sound Advice affiliates named in that agreement.

Tweeter is a Delaware corporation. Our principal executive offices are located at 10 Pequot Way, Canton, Massachusetts 02021 and our telephone number is (781) 830-3000.

Tweeter, etc., Bryn Mawr Stereo, Dow Stereo/Video, Audio Video and a Boatload of Know How are federally registered trademarks, and HiFi Buys, Home Entertainment, United Audio, Douglas TV, and Big Screen City are trademarks or servicemarks claimed by Tweeter and its subsidiaries and related entities.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions we made. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ significantly from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in "Risk Factors" below and elsewhere in, or incorporated by reference into, this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

RISK FACTORS

The value of an investment in Tweeter will be subject to the significant risks inherent in its business. Investors should consider carefully the risks and uncertainties described below. If any of the events described below actually occur, our business, financial condition or operating results could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly.

This prospectus contains forward-looking statements regarding Tweeter's performance, strategy, plans, objectives, expectations, beliefs and intentions. The actual outcome of the events described in these forward-looking statements could differ materially. The following is a discussion of some of the factors and risks that could contribute to those differences.

Risks Associated with Growth

Tweeter's business plans call for the opening, or acquiring through strategic acquisitions, of new stores in both existing and new geographic markets. Tweeter may not be able to achieve its planned expansion or to effectively integrate any new stores into its existing operations. The opening of additional stores in new geographic markets could present competitive and merchandising challenges different from those Tweeter currently or previously faced within its existing geographic markets. In addition, Tweeter may incur higher costs related to advertising, administration and distribution as it enters new markets.

There are a number of factors that could affect Tweeter's ability to open or acquire new stores consistent with its business plans. These factors also affect the ability of any newly opened or acquired stores to achieve sales and profitability levels comparable with its existing stores, or to become profitable at all. These factors include:

- the identification and acquisition of suitable sites and the negotiation of acceptable leases for these sites;

- the identification of existing audio and video consumer electronics retailers appropriate for strategic acquisition;

- the successful consummation of these acquisitions;

- the obtaining of governmental and other third-party consents, permits and licenses needed to operate those additional sites;

- the hiring, training and retention of skilled personnel;

- the availability of adequate management and financial resources;

- the adaptation of its distribution and other operational and management systems to an expanded network of stores;

- the ability and willingness of vendors to supply on a timely basis at competitive prices; and

- continued consumer demand for its products at levels that can support acceptable profit margins.

In addition, Tweeter's rapid expansion through the opening or acquisition of new stores will place significant demands on its management, resources, operations and information systems. This expansion requires Tweeter to expend significant effort and additional resources to ensure the continuing adequacy of its financial controls, operating procedures, information systems, product purchasing and distribution systems and employee training programs. Tweeter also needs to attract and retain additional qualified personnel, including new store managers, for new stores.

Tweeter's continued growth also depends on its ability to increase sales in its existing stores. The opening of additional stores in an existing market could result in lower net sales at its existing stores in that market.

-7-

Risks Associated with Acquisitions

Integration of newly acquired stores may involve significant delay or expense. Additional suitable acquisition candidates may not be identified. Further, Tweeter may not consummate acquisitions of any identified candidates and new stores acquired through those acquisitions may not operate profitably or integrate successfully into its operations. Previously acquired stores have had, and newly acquired stores may have, different merchandising, advertising, store format and operating approaches from Tweeter's existing stores, and its success in integrating those stores will depend on its ability to effect significant changes in the operations of those stores to conform to its approach in these areas. Tweeter may not be successful in effecting those changes without an adverse effect on the revenues or profitability of those stores. In addition, future acquisitions could involve the issuance of equity securities which could dilute the holdings of existing stockholders. Future acquisitions could also involve the incurrence of debt and contingent liabilities, and amortization expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on Tweeter's results of operations or financial condition.

Dependence on Key Personnel

Tweeter's success depends upon the active involvement of senior management personnel, particularly Samuel J. Bloomberg, Tweeter's Chairman of the Board, Jeffrey Stone, Tweeter's President and Chief Executive Officer and Joseph McGuire, Tweeter's Chief Financial Officer. The loss of the full-time services of Messrs. Stone, Bloomberg, McGuire or other members of senior management could have a material adverse effect on Tweeter's results of operations and financial condition. Except for employment contracts with Messrs. Stone, Bloomberg, and McGuire, Tweeter does not have employment agreements with any members of its senior management team. Tweeter currently maintains key-man life insurance on the lives of Messrs. Bloomberg and Stone in the amounts of $1,000,000 and $5,000,000.

Risks Associated with Competition

The retail consumer electronics industry is highly competitive. Tweeter currently competes against a diverse group of retailers, including several national and regional large format merchandisers and superstores, such as Circuit City and Best Buy, which sell, among other products, audio and video consumer electronics products similar and often identical to those Tweeter sells. Tweeter also competes in particular markets with a substantial number of retailers that specialize in one or more types of consumer electronic products that Tweeter sells. Some of these competitors have substantially greater financial resources than Tweeter that may increase their ability to purchase inventory at lower costs or to initiate and sustain price competition. In addition, the large format stores are continuing to expand their geographic markets, and that expansion may increase price competition within those markets. A number of different competitive factors could have a material adverse effect on Tweeter's results of operations and financial condition, including:

• Increased operational efficiencies of competitors;

• Competitive pricing strategies;

• Expansion by existing competitors;

• Entry by new competitors into markets in which Tweeter is currently operating; or

• Adoption by existing competitors of innovative store formats or retail sales methods.

Seasonal and Quarterly Fluctuations in Sales

Seasonal shopping patterns affect Tweeter's business, like that of many retailers. The fourth calendar quarter, which is Tweeter's first fiscal quarter and which includes the December holiday shopping period, has historically contributed, and is expected to continue to represent, a substantial portion of Tweeter's operating income for its entire fiscal year. As a result, any factors negatively affecting Tweeter during that calendar quarter of any year, including adverse weather or unfavorable economic conditions, would have a

material adverse effect on Tweeter's results of operations for the entire year. More generally, Tweeter's quarterly results of operations may fluctuate based upon such factors as:

- The timing of new store openings and new store acquisitions;

- The amount of store pre-opening expenses;

- The amount of net sales contributed by new and existing stores;

- The mix of consumer electronic products sold in its stores;

- Profitability of sales of particular products; and

- Other competitive factors.

Fluctuations in Comparable Store Sales

A number of factors have historically affected, and will continue to affect, Tweeter's comparable store sales results, including, among other factors:

- Competition;

- General regional and national economic conditions;

- Consumer trends;

- Changes in Tweeter's product mix;

- Timing of promotional events;

- New product introductions; and

- Tweeter's ability to execute its business strategy effectively.

Tweeter does not expect comparable store sales to increase at historical rates, and comparable store sales may decrease in the future. Changes in Tweeter's comparable store sales results could cause the price of its common stock to fluctuate substantially.

Potential Need for Additional Financing

Financing for the opening and acquisition of new stores may be in the form of debt or equity or both and may not be available on terms acceptable to Tweeter, if at all. Tweeter estimates that the average cash investment, including pre-opening expenses for tenant fit-out, demonstration and inventory, net of payables, required to open a store to be approximately $1,115,000. The actual cost of opening a store may be significantly greater than these current estimates. Tweeter may need to seek additional debt and/or equity financing in order to fund its continued expansion through 2001 and beyond. In addition, Tweeter's ability to incur additional indebtedness or issue equity or debt securities could be limited by covenants in present and future loan agreements and debt instruments. Additional issuances of equity by Tweeter may result in dilution to existing stockholders.

Changes in Consumer Demand and Preferences

Tweeter's success depends on its ability to anticipate and respond in a timely manner to consumer demand and preferences regarding audio and video consumer electronics products and changes in that demand and preferences. Consumer spending patterns, particularly discretionary spending for products such as those Tweeter markets, are affected by, among other things, prevailing economic conditions. In addition, the periodic introduction and availability of new products and technologies at price levels which generate wide consumer interest stimulate the demand for audio and video consumer electronics products. Also, many products which incorporate the newest technologies, such as DVD and high-definition television, are subject to significant technological and pricing limitations and to the actions and cooperation of third parties such as television broadcasters or movie distributors. It is possible that these products or other new

products will never achieve widespread consumer acceptance. Furthermore, the introduction or expected introduction of new products or technologies may depress sales of existing products and technologies. Significant deviations from the projected demand for products Tweeter sells would have a materially adverse effect on its results of operations and financial condition, either from lost sales or lower margins due to the need to mark down excess inventory. Any sustained failure by Tweeter to identify and respond to changes in consumer demand and preferences would have a material adverse effect on Tweeter's results of operations and financial condition.

Dependence on Suppliers

The success of Tweeter's business and growth strategy depends to a significant degree upon its suppliers, particularly its brand-name suppliers of stereo and video equipment such as Sony, Mitsubishi, Yamaha, Boston Acoustics and Panasonic. Tweeter does not have any supply agreements or exclusive arrangements with any vendors. Tweeter typically orders its inventory through the issuance of individual purchase orders to vendors. In addition, Tweeter relies heavily on a relatively small number of suppliers. Tweeter's two largest suppliers accounted for approximately 43% of its sales during fiscal 2000. The loss of any of these key vendors or the failure by Tweeter to establish and maintain relationships with these or other vendors could have a material adverse effect on Tweeter's results of operations and financial condition and its expansion. It is possible, especially given Tweeter's growth strategy, that Tweeter will be unable to acquire sufficient quantities or an appropriate mix of consumer electronic products at acceptable prices, if at all. Specifically, Tweeter's ability to establish additional stores in existing markets and to penetrate new markets depends to a significant extent on the willingness and ability of vendors to supply those additional stores, and vendors may not be willing or able to do so. As Tweeter continues to open or acquire new stores, the inability or unwillingness of suppliers to supply some or all of their products to it at acceptable prices in one or more markets could have a material adverse effect on its results of operations and financial condition.

Uncertainty of Intellectual Property Rights

Tweeter's "Tweeter, etc." and "Bryn Mawr Stereo" service marks have been registered with the United States Patent and Trademark Office. Tweeter has not registered the "HiFi Buys" service mark and is aware that other consumer electronics retailers use the name "HiFi Buys" outside Tweeter's current geographical markets. Tweeter has submitted applications for registration of some of its other service marks, which applications are currently pending. Tweeter may be unable to successfully register these service marks. In addition, Tweeter's service marks, whether registered or unregistered, and patents may not be effective to protect its intellectual property rights, and infringement or invalidity claims may be asserted by third parties in the future. Any such assertions, if proven to be true, could have a material adverse effect on Tweeter's results of operations and financial condition.

Significant Ownership by Principal Stockholders

Tweeter's executive officers, directors and principal stockholders and their affiliates own approximately 9% of Tweeter's outstanding common stock, not including options exercisable within 60 days. As a result, those parties might be able to significantly influence Tweeter's affairs if they were to act together.

Effect of Certain Charter and By-law Provisions; Anti-Takeover Provisions

Tweeter's corporate charter and by-laws, as well as some provisions of the Delaware General Corporation Law, contain provisions which may deter, discourage or make more difficult a change in control of Tweeter, even if a change in control would be in the interest of a significant number of Tweeter's stockholders or if a change in control would provide those stockholders with a substantial premium for their shares over then current market prices. For example, the charter authorizes Tweeter's board of directors to issue one or more classes of preferred stock, having such designations, rights and preferences as they determine. Those issuances may, among other things, have an adverse effect on the rights of holders of common stock.

Tweeter's stockholders have no right to take action by written consent and may not call special meetings of stockholders. The amendment of specified provisions of the charter requires the affirmative vote of at least 75% of the shares of voting stock then outstanding. Any amendment of the bylaws by the stockholders requires the vote of at least 75% of the shares present in person or represented by proxy at a stockholders meeting. The charter also provides for the staggered election of directors to serve for one, two and three-year terms, and for successive three-year terms thereafter, subject to removal only for cause upon the vote of not less than 75% of the shares of common stock represented at a stockholders' meeting.

In addition, under the terms of Tweeter's Stockholder Rights Plan, in general, if a person or group acquires more than 15% of the outstanding shares of common stock, all other stockholders of Tweeter would have the right to purchase securities from Tweeter at a discount to those securities' fair market value, thus causing substantial dilution to the holdings of the acquiring person. The Stockholder Rights Plan may inhibit a change in control and, therefore, could adversely affect the stockholders' ability to realize a premium over the then-prevailing market price for the Tweeter common stock in connection with such a transaction.

Volatility of Stock Price

The trading price of Tweeter's common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to a variety of internal and external factors. The stock market in general, and the Nasdaq National Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. These broad market factors may have a material adverse effect on the market price of Tweeter's common stock, regardless of its actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against these companies. That litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would materially adversely affect Tweeter's results of operations and financial condition.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered by this prospectus.

SELLING STOCKHOLDERS

The following table sets forth information regarding the expected beneficial ownership of our common stock of each of the selling stockholders immediately after the effective time of the merger of Sound Advice, Inc. and TWT Acquisition Corp., a wholly owned subsidiary of Tweeter. The information provided in the table below with respect to each selling stockholder has been obtained from the selling stockholder and is based on their beneficial ownership of shares of common stock of Sound Advice as of June 21, 2001. Except as disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or material relationship with Tweeter. The selling stockholders may sell all or some portion of the shares of common stock owned by them after the effective time of the merger. The following table assumes that all of the shares of common stock being registered will be sold by the selling stockholders.

The table includes the number of shares and percentage ownership represented by those shares determined to be beneficially owned by a person in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock that are subject to convertible securities held by that person that are currently exercisable or exercisable within 60 days. Those shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by that person. Those shares are not deemed outstanding, however, for the purposes of computing the percentage ownership of any other person.

Name of Selling Stockholder	Common Shares Beneficially Owned Prior to the Offering	Common Shares to be Registered Hereunder	Common Shares Beneficially Owned After the Offering	Percentage Owned After the Offering
Peter Beshouri	576,087(1)	576,087(1)	0	0%
Michael Blumberg	484,938(1)	484,938(1)	0	0%
Kenneth L. Danielson	245,001(1)	245,001(1)	0	0%
Christopher O'Neil	185,390(1)	185,390(1)	0	0%
William F. Hagerty, IV	15,000(1)	15,000(1)	0	0%
G. Kay Griffith	46,000(1)	46,000(1)	0	0%
Herbert A. Leeds	5,000(1)	5,000(1)	0	0%

*   less than one percent.

(1)   Includes (as applicable) immediately exercisable stock options held by: (i) Mr. Beshouri for 30,000 shares of common stock at an exercise price of $1.69 per share, for 75,000 shares at an exercise price of $1.89 per share, for 60,000 shares at an exercise price of $8.00 per share and for 60,000 shares at an exercise price of $5.00 per share; (ii) Mr. Blumberg for 15,000 shares of common stock at an exercise price of $1.69 per share, for 75,000 shares at an exercise price of $1.89 per share, for 24,000 shares at an exercise price of $8.00 per share and for 24,000 shares at an exercise price of $5.00 per share; (iii) Mr. Danielson for 35,000 shares at an exercise price of $1.69 per share, for 75,000 shares at an exercise price of $1.89 per share, for 24,000 shares at an exercise price of $8.00 per share and for 24,000 shares at an exercise price of $5.00 per share; (iv) Mr. O'Neil for 26,000 shares at an exercise price of $1.69 per share, for 75,000 shares at an exercise price of $1.89 per share, for 24,000 shares at an exercise price of $8.00 per share and for 24,000 shares at an exercise price of $5.00 per share; (v) Mr. Hagerty for 5,000 shares at an exercise price of $5.00 per share; (vi) Ms. Griffith for 40,000 shares of common stock at an exercise price of $1.89 per share

and for 5,000 shares at an exercise price of $5.00 per share and (vii) Mr. Leeds for 5,000 shares at an exercise price of $5.00 per share.

Effective upon the closing of the merger, it is expected that (a) Peter Beshouri will be elected to the Tweeter board of directors; (b) Peter Beshouri will serve as President of Sound Advice, which will be a wholly owned subsidiary of Tweeter; (c) Michael Blumberg will serve as Executive Vice President of Sound Advice; and (d) Christopher O'Neil will serve as Vice President of Operations of Sound Advice.

PLAN OF DISTRIBUTION

The selling stockholders may offer and sell their shares of common stock being offered by this prospectus in whole or in part, from time to time in one or more of the following transactions:

- on the Nasdaq National Market,

- in privately negotiated transactions, or

- in a combination of these transactions.

The selling stockholders may sell their shares of common stock at any of the following prices:

- at fixed prices,

- at market prices prevailing at the time of the sale,

- at prices related to market prices, or

- at negotiated prices.

The selling stockholders may sell some or all of their shares of common stock in any of the following ways:

- to or through brokers, agents, or dealers designated from time to time, or

- directly to purchasers.

The selling stockholders may negotiate and pay brokers, agents, or dealers commissions, discounts or concessions for their services. The selling stockholders and any brokers, agents or dealers that act in connection with the sale of shares of common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. In addition, the brokers', agents' or dealers' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act.

LEGAL MATTERS

Goulston & Storrs, P.C., Boston, Massachusetts, will deliver an opinion as to the validity of the shares of common stock being offered hereby.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated by reference from Tweeter's Annual Report on Form 10-K for the year ended September 30, 2000 into this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. *Other Expenses of Issuance and Distribution.*

The following table sets forth the various expenses estimated to be incurred in connection with the sale and distribution of the securities being registered. We will pay all of these expenses.

SEC registration fee	$11,700.09
Printing, engraving and mailing expenses	$ 6,000
Legal fees and expenses	$ 10,000
Accounting fees and expenses	$ 10,000
Miscellaneous	$ 2,299.91
TOTAL	$ 40,000

Item 15. *Indemnification of Directors and Officers.*

Tweeter's amended and restated certificate of incorporation generally limits the liability of its Directors to Tweeter to the fullest extent permitted from time to time by Delaware law. The Delaware General Corporation Law permits, but does not require, Tweeter to indemnify its directors, officers, employees or agents, and expressly provides that the indemnification provided for under the Delaware General Corporation Law shall not be deemed exclusive of any indemnification right under any bylaw, vote of stockholders or disinterested directors, or otherwise. The Delaware General Corporation Law permits indemnification against expenses and certain other liabilities arising out of legal actions brought or threatened against such persons for their conduct on behalf of a corporation; provided, however, that each such person acted in good faith and in a manner that he reasonably believed was in or not opposed to Tweeter's best interests and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Delaware General Corporation Law does not allow indemnification of directors in the case of an action by or in the right of a corporation (including stockholder derivative suits) unless the directors successfully defend the action or indemnification is ordered by the court.

Tweeter's amended and restated certificate of incorporation provides that Tweeter's directors and executive officers shall be and, in the discretion of the Board of Directors, other officers and non-officer employees may be, indemnified by Tweeter to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities actually and reasonably incurred in connection with service for or on behalf of Tweeter. The bylaws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any bylaw, agreement, vote of stockholders, or otherwise. Tweeter's amended and restated certificate of incorporation contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct

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or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. The provision does not alter a director's liability under the Federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

Tweeter also has in effect a directors and officers liability insurance policy.

Item 16. *Exhibits*.

Exhibit Number	Description
5.1	Opinion of Goulston & Storrs, P.C.
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Goulston & Storrs, P.C. (included in opinion filed as Exhibit 5.1)
24	Power of Attorney (included on signature page)

Item 17. *Undertakings*.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d)

of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the town of Canton, Commonwealth of Massachusetts on this 28th day of June, 2001.

TWEETER HOME ENTERTAINMENT GROUP, INC.

By: /s/ Joseph McGuire
      Joseph McGuire
      Vice President and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey Stone and Joseph McGuire, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Jeffrey Stone Jeffrey Stone	Director, President and Chief Executive Officer (Principal Executive Officer)	June 28, 2001
/s/ Joseph McGuire Joseph McGuire	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 28, 2001
/s/ Samuel Bloomberg Samuel Bloomberg	Director and Chairman of the Board	June 28, 2001
/s/ Jeffrey Bloomberg Jeffrey Bloomberg	Director	June 28, 2001
/s/ Matthew Bronfman Matthew Bronfman	Director	June 28, 2001
/s/ Michael Cronin Michael Cronin	Director	June 28, 2001
/s/ Steven Fischman Steven Fischman	Director	June 28, 2001

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Exhibit Index

Exhibit Number	Description
5.1	Opinion of Goulston & Storrs, P.C.
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Goulston & Storrs, P.C. (included in opinion filed as Exhibit 5.1)
24	Power of Attorney (included on signature page)